EXHIBIT 99.1

Inventiva Appoints Andrew Obenshain as Chief Executive Officer

Daix (France), New York City (New York, United States), October 1, 2025 – Inventiva (Euronext Paris and Nasdaq: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announced the appointment of Andrew Obenshain as Chief Executive Officer (“CEO”) of the Company. Mr. Obenshain will also join the Company’s Board of Directors. He succeeds Frédéric Cren, the Company’s co-founder, who has served as CEO since its inception in 2012. Mr. Cren is also stepping down from the Board of Directors and will work with Mr. Obenshain to ensure a smooth transition and continuity in the Company’s strategic priorities.

This leadership transition reflects a strategic decision by the Board to support Inventiva’s next stage of growth and development, with a particular focus on preparing for the potential commercialization in the United States, one of the leading markets for MASH, while continuing to build Inventiva’s global footprint.

Mark Pruzanski, MD, Chairman of Inventiva’s Board of Directors, stated: “With Phase 3 data on the horizon and and the preparation of potential marketing authorization applications underway, Inventiva is entering a defining moment. Andrew’s global experience in drug approvals, launches, and organizational scaling, along with his patient-focused leadership, will enable Inventiva to strengthen its position as a leader in the MASH field and, potentially, bring lanifibranor to patients worldwide. On behalf of the Board, I want to thank Frédéric for his vision and leadership. Under his guidance, Inventiva has grown from a bold scientific idea into a late-stage biopharma advancing what we believe is one of the most promising oral therapies in development for MASH.”

Frédéric Cren, co-founder of Inventiva, commented: “It has been the greatest achievement of my career to co-found Inventiva with Pierre Broqua and lead the Company for the past 13 years. Our extraordinary team has transformed a private biotech into a company listed on Euronext and NASDAQ that is recognized today as a leader in the MASH field. I am immensely proud of what we have accomplished and deeply grateful to all who have contributed to this journey. I am confident that Inventiva will continue to thrive and deliver on its mission to transform the MASH treatment landscape.”

Andrew Obenshain, CEO of Inventiva, said: "Thanks to Frédéric’s leadership, lanifibranor has emerged as one of the most advanced and differentiated therapeutic candidates in late-stage development for MASH. My focus will be on preparing the organization for potential global commercialization so that we are ready to serve patients worldwide. Inventiva combines scientific excellence and a genuine focus on patients, which are the essential ingredients to evolve the standard of care in MASH. I am looking forward to working with the team in the US and France to achieve this goal."

Mr. Obenshain was previously the CEO of bluebird bio, recently renamed Genetix Biotherapeutics, where he led the company’s transformation into a global commercial-stage gene therapy enterprise, successfully securing multiple regulatory approvals across major geographies. He brings more than 20 years of global leadership in drug development, regulatory strategy, and commercialization across the United States, Europe, and international markets. Prior to bluebird, Mr. Obenshain held senior leadership roles at Shire and Genzyme/Sanofi in France, with a focus on rare diseases and specialty therapeutics. He holds a B.A. in Genetics, Cell & Developmental Biology from Dartmouth College and an M.B.A. from Northwestern University’s Kellogg School of Management.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). http://www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	ICR Healthcare Media Relations Alexis Feinberg inventivapr@icrhealthcare.com +1 203 939 2225	ICR Healthcare Investor relations Patricia L. Bank patti.bank@icrhealthcare.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding the development of the Company’s business strategies and Chief Executive Officer transition, Inventiva’s clinical trials, including Inventiva’s ongoing NATiV3 Phase 3 clinical trial of lanifibranor in MASH, including related timing and regulatory matters with respect thereto, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of lanifibranor, potential regulatory submissions, approvals and commercialization, the clinical development of and regulatory plans and pathway for lanifibranor, the estimated market size and patient population, and future activities, expectations, plans, growth and prospects of Inventiva, including with respect to the potential commercialization of lanifibranor. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing, to enter into potential transactions, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s expectations with respect to its pipeline prioritization plan and related workforce reduction, including whether the plan will be implemented and the timing, potential benefits, expenses and consequences relating thereto, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidates, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners' business, and pre-clinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in law and regulations, unfavorable conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, political turmoil and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2024, filed with the Autorité des Marchés Financiers on April 15, 2025, and the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors” and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

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